UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 11, 2023

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Michael Henke (“Mr. Henke”), the Treasurer and Vice President of Finance (the principal financial and accounting officer) announced that he will be resigning from Forge Group, Inc. (the “Company”) and its subsidiaries, effective as of June 23, 2023. Mr. Henke is resigning to pursue other career opportunities and there were no disagreements between Mr. Henke and the Company. His departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

The Board of Directors of the Company intends to conduct a search of potential external candidates to replace Mr. Henke and Mr. Henke will assist in the transition of his responsibilities through his date of departure.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: May 11, 2023